UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)

Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

PagSeguro Digital Ltd. Announces Changes to its Board of Directors and Chairman

São Paulo, August 21, 2026 – PagSeguro Digital Ltd. (NYSE: PAGS) (“PagSeguro” or the “Company”) today announced that, after nine years serving as Director and Chairman of the Company’s board of directors (“Board”), its founder and indirect controlling shareholder, Mr. Luis Frias, is stepping down from the Board. On August 20, 2026, Mr. Luis Frias notified the Board of his resignation as Director and Chairman of the Board, effective as of August 21, 2026. Mr. Frias remains committed to the Company’s growth and will continue as the Company’s indirect controlling shareholder. The Company thanks Mr. Frias for his vision, leadership, and contributions to PagSeguro’s growth over the past nine years as Director and Chairman of the Board.

The Board appointed existing director Ms. Maria Judith de Brito as Chairman of the Board and reconfirmed existing director Mr. Eduardo Alcaro as Vice-Chairman of the Board, in each case, effective immediately upon the resignation of Mr. Luis Frias.

Following the above changes, the Board will consist of the following:

•                      Maria Judith de Brito – Chairman and Director

•                      Eduardo Alcaro – Vice-Chairman and Director

•                      Artur Gaulke Schunck – Director

•                      Alexandre Magnani – Director

•                      Marcia Nogueira de Mello – (Independent) Director

•                      Maria Carolina Ferreira Lacerda – (Independent) Director

•                      Cleveland Prates Teixeira – (Independent) Director

About PagSeguro

PagSeguro Digital Ltd. is a leading provider of financial technology and software solutions primarily focused on consumers, individual entrepreneurs, micro-merchants, and small to medium-sized companies in Brazil. PagSeguro’s mission is to transform and democratize the financial services industry in Brazil by offering merchants and consumers a comprehensive mobile-first digital banking ecosystem that is secure, affordable, and easy to use.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties. These statements are based on various assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2026

PagSeguro Digital Ltd.

By:	/s/ Gustavo Sechin
Name:	Gustavo Sechin
Title:	Chief Financial and Accounting Officer